EXHIBIT 16.1

August 25, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Madams:

We have read Item 4.01 of Tegal Corporation’s Form 8-K and we agree with the statements made therein except we have no basis to agree or disagree as to the engagement and approval of a new accounting firm, as noted in paragraph one. In addition, we have no basis to agree or disagree as to the extent of the tax and consulting services provided by Burr, Pilger and Mayer LLP, or any other independent accounting firm, regarding either the application of accounting principles or matters subject to disagreements as discussed in paragraph three.

Very truly yours,

/s/ Moss Adams LLP Santa Rosa, California